UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒    CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b) (2)

WELLS FARGO BANK, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

A U.S. National Banking Association	94-1347393
(Jurisdiction of incorporation or	(I.R.S. Employer
organization if not a U.S. national	Identification No.)
bank)

420 Montgomery Street San Francisco, CA	94163
(Address of principal executive offices)	(Zip code)

WELLS FARGO & COMPANY
Law Department, Trust Section
MAC N9305-172
Sixth Street and Marquette Avenue, 17TH floor
Minneapolis, Minnesota 55479
(612) 667-1234
(Agent for Service)

SEQUOIA HELOC TRUST 2004-1

(Exact name of obligor as specified in its charter)

Delaware	Not Yet Received
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
C\O Wilmington Trust Rodney Square North 1100 North Market Street Wilmington, DE	19890-0001
(Address of principal executive offices)	(Zip code)

HELOC Asset-Backed Notes, Series 2004-1
(Title of the indenture securities)

Item 1.	General Information. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency Treasury Department Washington, D.C.

Federal Deposit Insurance Corporation Washington, D.C.

The Board of Governors of the Federal Reserve System Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

Item 2.	Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15.	Foreign Trustee.	Not applicable.

Item 16.	List of Exhibits.	List below all exhibits filed as a part of this Statement of Eligibility. Wells Fargo Bank, N.A. incorporates by reference into this Form T-1 the exhibits attached hereto.

Exhibit 1.	A copy of the Articles of Association of the trustee now in effect. *

Exhibit 2.	A copy of the Comptroller of the Currency Certificate of Corporate Existence for Wells Fargo Bank, National Association, dated November 28, 2001. *

Exhibit 3.	A copy of the authorization of the trustee to exercise corporate trust powers. A copy of the Comptroller of the Currency Certificate of Corporate Existence (with Fiduciary Powers) for Wells Fargo Bank, National Association, dated November 28, 2001. *

Exhibit 4.	Copy of By-laws of the trustee as now in effect. *

Exhibit 5.	Not applicable.

Exhibit 6.	The consents of United States institutional trustees required by Section 321(b) of the Act.

2

Exhibit 7.	Attached is a copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

Exhibit 8.	Not applicable.

Exhibit 9.	Not applicable.

*	Incorporated by reference to exhibit number 25 filed with registration statement number 333-87398.

3

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wells Fargo Bank, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 18th day of June, 2004.

WELLS FARGO BANK, NATIONAL ASSOCIATION

/s/ Peter J. Masterman

Name:	Peter J. Masterman

Title:	Vice President

4